

May 25, 2011

Via Facsimile
Mr. Mark D. McLaughlin
President and Chief Executive Officer
VeriSign, Inc.
21355 Ridgetop Circle
Dulles, VA 20166

    Re: VeriSign, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 24, 2011
            File No. 000-23593

Dear Mr. McLaughlin:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1.   We note your disclosure on page 118 that as of December 31, 2010 the company had approximately $426.8 million of undistributed earnings related to its foreign subsidiaries that are deemed indefinitely reinvested for which no U.S. federal income taxes have been provided. In light of the significance of your foreign operations and your intent to indefinitely reinvest earnings from foreign subsidiaries, please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash and

investments that is currently held by your foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 9. Calculation of Net Income (Loss) Per Share Attributable to Verisign Stockholders, page 108

2.   In footnote (1) to your table summarizing unvested Restricted Stock Unit ("RSU") activity on page 114 you indicate that all RSU agreements have anti-dilution provisions that in the event a dividend is declared the company is required to issue additional dividend equivalent RSUs.   Please clarify for us whether this provision is also applicable to performance-based RSUs and tell us whether such rights to dividends are non-forfeitable, highlighting for us the specific contractual provisions in the RSU agreements that addresses this, using your most recently filed agreements as an example.

Note 13. Income Taxes, page 115

3.   In light of the significance of the "[d]ifferences between statutory rate and foreign effective tax rate" line item for 2010, please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08(h)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark D. McLaughlin
VeriSign, Inc.
May 25, 2011
Page 3

      You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

              Sincerely,

              /s/ Patrick Gilmore

              Patrick Gilmore
              Accounting Branch Chief